
Mail Stop 4720

December 8, 2016

Via E-mail
James S. Byrd, Jr.
Chairman and Chief Executive Officer
Legion Capital Corporation
301 E. Pine St., Ste. 301
Orlando, FL 32801

> **Re:** **Legion Capital Corporation**
> **Offering Statement on Form 1-A**
> **Filed November 14, 2016**
> **File No. 024-10638**

Dear Mr. Byrd:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please disclose that you will have a reporting obligation pursuant to Securities Act Rule 257(b) following the qualification of your Tier 2 offering statement.

2.   Please file all required exhibits, including the auditor's consent to the use of its audit report as an exhibit, and include an exhibit index in the offering statement. Please refer to Part III-Exhibits of Form 1-A for guidance.

3.   Please have all required parties sign the offering statement, including the issuer, a majority of its board of directors, as well as its principal executive, financial, and accounting officers. Please refer to Securities Act Rule 252(c) and Instructions to Signatures on Form 1-A for guidance.

4.   Please provide an analysis as to whether you are an investment company under the Investment Company Act of 1940. Please tell us what exclusion from the Investment Company Act of 1940 you and your subsidiaries are relying on (if any) and provide us with a detailed legal analysis (including relevant unconsolidated financial information) supporting your determination that the exclusion is available to you. Your analysis should include all facts upon which your determination is based. Additionally, if you have reasons for believing that the exclusion might be deemed inapplicable to your operations, please explain. Please note that we may have further comments after reviewing your response.

5.   Please identify and explain any interests in funds formed or managed by Legion Capital Corporation or any of its subsidiaries. For instance, please explain if interests in the investment funds are limited to general partnerships or if there are additional limited partnership interests, and the values of each. Do any of these entities make contributions to the capital of the investment funds in connection with or apart from the general partner interests? What are the values with regard to each investment fund? Please describe the methodology used to value these interests and explain why that methodology was chosen.

6.   Please explain why an investment in Legion Capital Corporation is not equivalent to an investment in a fund of funds.

7.   Please explain whether the offering by Legion Capital Corporation should be considered an indirect offering of the investment funds. In this context, please address rule 140 under the Securities Act of 1933 as well as section 48(a) of the Investment Company Act as applied to the registration requirements for investment companies.

8.   Please disclose the information required by Item 404(d) of Regulation S-K. For example, we note your disclosure under Note 2 on page F-11 that you loaned $50,000 to Legion Growth & Income Fund I, LLC, an entity established by your executive officers. Furthermore, if applicable, please disclose the information required by Item 404(c) of Regulation S-K.

Part II

Preliminary Offering Circular Cover Page

9.   Please disclose the price or range at which you will offer your securities and make conforming changes to your Summary. Please also disclose how this price was or will be determined. Please see Item 501(b)(3), Item 503(a) and Item 505 of Regulation S-K. Finally, we note your response under Item 4 of Part I and on page 15 of Part II that you intend to price your offering after qualification. If so, please revise your Use of Proceeds and Dilution sections to clarify that such disclosure is at the midpoint of the range.

Summary

Business and Product Status, page 4

10.   Please revise your disclosure to clearly identify each product and service you offer or
         intend to offer, disclosing the status of each such product and service, including whether
         you have generated significant revenues or profits from these operations to date. We may
         have additional comments after reviewing your response.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
10

11.   Please disclose the information required by Item 303 of Regulation S-K, management's
         discussion and analysis of financial condition and results of operations considering your
         election to follow the offering circular format described in Part II (a)(1)(ii) of Form 1-A.

Directors and Executive Officers, page 11

12.   Please identify the corporations or organizations employing your directors and executive
         officers during at least the past five years and describe the principal business of each.
         Please also disclose all directorships that your directors and executive officers have held
         during at least the past five years. Please refer to Item 401(e) of Regulation S-K. Please
         also disclose whether each executive officer is a full-time or part-time employee and
         estimate the number of hours per week each will devote to the business.

Experts, page 15

13.   As your offering appears to be a Tier 2 offering, please revise the Tier 1 characterization
         in this section.

Financial Statements – Note 1, Principles of Consolidation, page F-11

14.   Please revise to clarify your consolidation policy with respect to the subsidiaries
         incorporated in July and August 2016 as disclosed on page F-8. Please ensure your
         disclosure includes the information required by ASC 810-50 for any variable interest
         entities.

         We will consider qualifying your offering statement at your request. If a participant in
your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to
qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich A. King

Dietrich A. King
Assistant Director
Office of Financial Services